Filed by T-Mobile US, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Sprint Corporation

Commission File No.: 001-04721

A tweet and Facebook post related to the transaction:

JOHN J. LEGERE (Twitter @JohnLegere)

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Tweet: America needs the New @TMobile & we are ready to expand into home broadband and create the first and best 5G nationwide network! Key info: http://NewTMobile.com [link to Ars Technica article below]

•	Facebook post: America needs the New T-Mobile & we are ready to expand into home broadband and create the first and best 5G nationwide network! [link to Ars Technica article below]

Comcast, Charter dominate US; telcos “abandoned rural America,” report says

By Jon Brodkin, Ars Technica, July 31, 2018

You already knew that home broadband competition is sorely lacking through much of the US, but a new report released today helps shed more light on Americans who have just one choice for high-speed Internet.

Comcast is the only choice for 30 million Americans when it comes to broadband speeds of at least 25Mbps downstream and 3Mbps upstream, the report says. Charter Communications is the only choice for 38 million Americans. Combined, Comcast and Charter offer service in the majority of the US, with almost no overlap.

Yet many Americans are even worse off, living in areas where DSL is the best option. AT&T, Verizon, and other telcos still provide only sub-broadband speeds over copper wires throughout huge parts of their territories. The telcos have mostly avoided upgrading their copper networks to fiber—except in areas where they face competition from cable companies.

These details are in “Profiles of Monopoly: Big Cable and Telecom,” a report by the Institute for Local Self-Reliance (ILSR). The full report should be available at this link today.

“Market is broken”

“The broadband market is broken,” the report’s conclusion states. “Comcast and Charter maintain a monopoly over 68 million people. Some 48 million households (about 122 million people) subscribe to these cable companies, whereas the four largest telecom companies combined have far fewer subscribers—only 31.6 million households (about 80.3 million people). The large telecom companies have largely abandoned rural America—their DSL networks overwhelmingly do not support broadband speeds—despite years of federal subsidies and many state grant programs.”

The ILSR report is based on the Federal Communications Commission’s Form 477 data; ISPs are required to identify the census blocks in which they provide residential or business Internet service and the maximum speeds offered in each block.

The Form 477 data “overestimates actual broadband availability and ISPs’ service areas,” because it counts an entire census block as served even if an ISP offers service to just one resident in the block, the report notes. But the ILSR said it found no better alternative, and ISPs have resisted efforts to make the data more accurate.

The report includes deployment data for cable, fiber, DSL, and fixed wireless broadband. The report excludes satellite Internet “because the technology is highly dependent on terrain and weather, has very poor latency, and is often more expensive than terrestrial ISPs.” Mobile broadband also is not included because the report focuses on home (or “fixed”) Internet service, rather than smartphone coverage.

The most recent Form 477 data is from December 2016, so the numbers in this article aren’t fully up to date. As we’ve reported, the data showed that 30 percent of developed census blocks have just one ISP offering speeds at least as fast as the FCC’s broadband standard of 25Mbps downloads and 3Mbps uploads. In 13 percent of developed census blocks, there were zero providers offering speeds that fast.

Comcast and Charter

Comcast, the nation’s biggest cable company and broadband provider, offers service to about 110 million people in 39 states and Washington, DC.

“All of these people have access to broadband-level service through Comcast Xfinity, but about 30 million of these people have no other option for broadband service,” the ILSR wrote.

Comcast’s broadband subscribers included 25.5 million households, or about 64.8 million people, based on the average US household size of 2.54 people.

Charter, the second biggest cable company after Comcast, offers service to 101 million people in 45 states. 22.5 million households covering about 57.2 million people were subscribing to Charter Internet, according to the numbers cited by the ILSR.

Like Comcast, Charter offers broadband-level speeds throughout its territory. “About 38 million [people in Charter territory] have no other option for broadband service,” the report said.

Comcast and Charter generally don’t compete against each other. They have a combined territory covering about 210 million people, yet the companies’ overlapping service territory covers only about 1.5 million people, according to the Form 477 data cited by the ILSR. The overlap is mostly in Florida, where Charter purchased Bright House Networks, and may be overstated because an entire census block is counted as served even if an ISP offers service to just one resident in the block.

AT&T, Verizon, and other telcos

The numbers look a lot different when you switch from cable to DSL and fiber providers. AT&T is the biggest such provider, offering Internet service to 122.5 million people in 21 states. But nearly all of that is DSL or fiber-to-the-node, as AT&T was offering fiber-to-the-home to just 7.8 million people as of the December 2016 data, the ILSR report said.

The report continues: “About 53.7 percent of people (65.8 million) in the total service area have access to broadband-level service through AT&T. Of these people, 745,000 have no other option for broadband service. The data suggests that AT&T has almost exclusively upgraded its networks to offer broadband-level service only in areas where it faces competition.”

In other words, AT&T has installed fiber or at least broadband-level speeds in many areas where it competes against cable companies, but it generally hasn’t bothered to do so in areas without competition.

Verizon, meanwhile, offers Internet service to 55.2 million people. “The DSL service area covers 47.7 million people, but the FTTH (fiber-to-the-home) service area covers 33.3 million people,” with significant overlap, the report said.

About 33.5 million people have access to broadband speeds from Verizon. Of those, “approximately 185,000 people have no other option for broadband service,” the report says. “This means that FiOS has almost exclusively been deployed to areas where it faces cable competition.” Verizon had 7 million households subscribing to its Internet service.

The report also covers CenturyLink and Frontier. CenturyLink offers Internet service to 49.1 million people, but its fiber-to-the-home service is only available to 3.8 million.

“About 47.9 percent of people (23.5 million) in the total service area have access to broadband-level service through CenturyLink and approximately 1 million people have no other option for broadband service,” the report said.

CenturyLink’s subscribers include about 5 million households covering about 12.7 million people.

Frontier’s DSL service area covers 30 million Americans, while its fiber-to-the-home territory covers 10 million people.

“About 38.7 percent of people (12.6 million) in this service area have access to broadband-level service through Frontier,” the report said. “Approximately 59,000 people have no other option for broadband service. These data suggest that Frontier has invested in faster services almost solely where it faces competition and not in more rural areas.”

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4, which contains a preliminary joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a preliminary prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders. Investors and security holders may obtain these documents free of charge from the SEC’s website or from T-Mobile or Sprint. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders. Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 26, 2018, for its 2018 Annual Meeting of Stockholders, and in Sprint’s subsequent Current Report on Form 8-K filed with the SEC on July 2, 2018. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials filed with the SEC regarding the transaction when they become available. Investors should read the joint consent solicitation statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in the Form S-4, as well as in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.